Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
On December 4, 2014 (the "Closing Date"), the merger of Caroline Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Tiptree Operating Company, LLC, a Delaware limited liability company (“Parent”), with and into Fortegra Financial Corporation, a Delaware corporation (“Fortegra”) (the “Acquisition”), was consummated in accordance with the Agreement and Plan of Merger, dated as of August 11, 2014, by and among Parent, Caroline Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Holdings”), Merger Sub and Fortegra (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of Fortegra common stock, par value $0.01 per share (the “Fortegra Common Stock”), issued and outstanding immediately prior to the Closing Date (other than shares of Fortegra Common Stock owned by Parent, Holdings, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, or Fortegra was converted automatically into and entitled the holder thereof to receive $10.00 in cash (the “Merger Consideration”), without interest. The source of funds for such cash payment was Parent’s cash on hand and borrowings of $120 million under a secured credit agreement (the “Credit Agreement”) among Fortegra and its 100% owned subsidiary LOTS Intermediate Co., as borrowers, the initial lenders named therein and Wells Fargo Bank, National Association, as administrative agent, swingline lender, and issuing lender. The amount borrowed under the Credit Agreement consisted of $70 million under a revolving facility and $50 million under a term loan facility (the “Facilities”). Tiptree Financial Inc. ("Tiptree"), Parent and their other business units do not have any obligations under the Facilities, directly or as guarantors, and the Facilities are not secured by their respective property or assets. Upon the closing of the Merger, Fortegra became an indirect wholly-owned subsidiary of Parent and the Fortegra Common Stock, which traded under the symbol “FRF”, ceased trading on, and has been delisted from, the New York Stock Exchange.
The unaudited pro forma combined balance sheet as of September 30, 2014 gives effect to the Acquisition as if it had occurred on September 30, 2014.
The unaudited pro forma combined statement of income for both the nine month period ended September 30, 2014 and fiscal year ended December 31, 2013 give effect to the Acquisition as if it had occurred January 1, 2013, which is the first day of the earliest period presented.
The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes necessary to comply with the requirements of applicable disclosure and reporting regulations. The actual results reported in periods following the Closing Date may differ significantly from the pro forma financial statements for a number of reasons including, but not limited to, differences in the ordinary course of the business conducted following the Closing Date, differences between the assumptions used to prepare these pro forma financial statements and actual amounts, cost savings from operating efficiencies, potential synergies, and the impact of the incremental costs incurred in integrating Fortegra.
As a result, the pro forma financial information does not purport to be indicative of what the financial condition or results of operations would have been had the transactions been completed on the applicable dates of this pro forma financial information. The pro forma financial statements are based upon the historical financial statements of Tiptree and Fortegra and do not purport to project the future financial condition and results of operations after giving effect to the Acquisition.
The pro forma adjustments and related assumptions are described in the accompanying Notes to the Unaudited Pro Forma Combined Financial Statements presented on the following pages. The pro forma adjustments are based on assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed of Fortegra, based on preliminary estimates of fair value. The values of certain assets and liabilities are preliminary in nature, and are subject to adjustment as additional information is obtained, including, but not limited to, valuation of separately identifiable intangibles, receivables, fixed assets and deferred taxes. The valuations will be finalized as soon as practicable. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in adjustments to separately identifiable intangible assets and goodwill.
The following unaudited pro forma combined financial information is derived from the historical financial statements of Tiptree and Fortegra. The pro forma financial information should be read in conjunction with the historical financial statements and the accompanying notes of Tiptree included in the Annual Report on Form 10-K of Tiptree and Fortegra for the year ended December 31, 2013, filed with the SEC on March 18, 2014 and March 14, 2014 respectively and the Quarterly Reports on Form 10-Q of Tiptree and Fortegra for the quarter ended September 30, 2014, both filed with the SEC on November 12, 2014.

Unaudited Pro Forma Combined Balance Sheet
September 30, 2014
					Pro Forma
	Historical		Pro Forma		Combined
(All Amounts in Thousands Except Share Amounts)	Tiptree Financial Inc.	Fortegra Financial Corp	Adjustments (Note 4)		Tiptree Financial Inc.
Assets:
Cash and cash equivalents	$179,892	$2,483	$(91,740)	A	$90,635
Restricted cash	23,785	7,579	—		31,364
Trading assets at fair value	38,837	—	—		38,837
Available-for-sale securities at fair value	17,064	164,682	—		181,746
Short-term investments	—	871	—		871
Loans held for sale at fair value	32,109	—	—		32,109
Investments in loans at fair value	222,020	—	—		222,020
Loans owned at amortized cost, net of allowance	32,714	—	—		32,714
Notes receivable	—	19,421	—		19,421
Accounts and premiums receivable, net	—	31,444	—		31,444
Reinsurance receivable	—	241,159	—		241,159
Deferred acquisition costs	—	67,713	(66,318)	B	1,395
Investments in partially-owned entities	2,832	—	—		2,832
Real estate	104,833	—	—		104,833
Policy loans	94,779	—	—		94,779
Property and equipment, net	—	12,400	—		12,400
Goodwill	4,617	73,701	22,696	C	101,014
Other intangibles, net	152,070	45,221	69,279	D	266,570
Deferred tax asset	7,487	8,728	—		16,215
Other assets	46,202	41,891	(7,005)	E	81,088
Separate account assets	4,461,601	—	—		4,461,601
Assets of consolidated CLOs	1,627,680	—	—		1,627,680
Total assets	$7,048,522	$717,293	$(73,088)		$7,692,727

Liabilities:
Derivative assets at fair value	$460	$—	$—		$460
U. S. treasuries, short position	19,234	—	—		19,234
Debt	425,349	45,173	120,000	F	590,522
Unpaid claims	—	42,427			42,427
Unearned premiums	—	282,348	—		282,348
Policy liabilities	105,956	21,478	—		127,434
Due to brokers, dealer and trustees	18,390	—	—		18,390
Deferred revenue	—	62,748	(25,891)	G	36,857
Other liabilities and accrued expenses	52,627	83,715	6,105	H	142,447
Separate account liabilities	4,461,601	—	—		4,461,601
Liabilities of consolidated CLOs	1,417,141	—	—		1,417,141
Total liabilities	6,500,758	537,889	100,214		7,138,861

Stockholders’ Equity:
Preferred stock, par value $0.01, none issued	—	—	—		—
Common stock	42	213	(213)	I	42
Treasury stock, at cost,	—	(8,027)	8,027	I	—
Additional paid-in capital	225,813	100,380	(100,380)	I	225,813
Accumulated other comprehensive income, net of tax	107	(1,558)	1,558	I	107
Retained earnings (deficit)	21,301	82,294	(82,294)	I	21,301
Stockholders’ equity before non-controlling interest	247,263	173,302	(173,302)	I	247,263
Non-controlling interest	235,951	6,102	—		242,053
Appropriated retained earnings of consolidated TAMCO	64,550	—	—		64,550
Total stockholders’ equity	547,764	179,404	(173,302)	I	553,866
Total liabilities and stockholders’ equity	$7,048,522	$717,293	$(73,088)		$7,692,727

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Income
For the Nine Months ended September 30, 2014

	Historical				Pro Forma
(All Amounts in Thousands Except Share and Per Share Amounts)	Tiptree Financial Inc.	Fortegra Financial Corporation	Pro Forma Adjustments (Note 4)		Combined Tiptree Financial Inc.
Net realized gain on investments	$7,007	$6	$—		$7,013
Change in unrealized appreciation on investments	(1,530)	—	—		(1,530)
Income from investments in partially owned entities	2,884	—	—		2,884
Net realized and unrealized gains	8,361	6	—		8,367
Investment income:
Interest income	17,664	2,315			19,979
Separate account fees	16,943	—			16,943
Administrative service fees	37,786	126,633	(6,453)	K	157,966
Gain on sale of loans held for sale, net	5,117	—			5,117
Ceding commissions	—	32,567			32,567
Net earned premium	—	103,278			103,278
Rental revenue	13,308	—			13,308
Other income	3,404	1,888			5,292
Total investment income	94,222	266,681	(6,453)		354,450
Total net realized and unrealized gains and investment income	102,583	266,687	(6,453)		362,817

Expenses:
Interest expense	20,721	2,784	3,082	L	26,587
Payroll expense	35,642	30,444	(482)	M	65,604
Professional fees	7,334	—	(1,258)	N	6,076
Change in future policy benefits	3,260	—			3,260
Mortality expenses	7,892	—			7,892
Commission expense	1,837	119,726	(13,446)	O	108,117
Depreciation and amortization expenses	5,656	7,782	1,199	P	14,637
Member benefit claims	—	31,111			31,111
Net losses and loss adjustment expenses		30,970			30,970
Other expenses	15,562	27,749	(2,313)	Q	40,998
Total expenses	97,904	250,566	(13,218)		335,252
Net income before taxes and income attributable to consolidated CLOs from continuing operations	4,679	16,121	6,765		27,565
Results of consolidated CLOs:
Income attributable to consolidated CLOs	20,742	—	—		20,742
Expenses attributable to consolidated CLOs	44,541	—	—		44,541
Net Loss attributable to consolidated CLOs	(23,799)	—	—		(23,799)
Income (loss) before taxes from continuing operations	(19,120)	16,121	6,765		3,766
Provision for income taxes	906	4,624	2,258	R	7,788
(Loss) income from continuing operations	(20,026)	11,497	4,507		(4,022)
Discontinued operations:
Loss on sale of discontinued operations, net	—	(42)			(42)
Income from discontinued operations, net	—	—			—
Discontinued operations, net of tax	—	(42)			(42)
Net (loss) income:	(20,026)	11,455	4,507		(4,064)
Less: net income (loss) attributable to non-controlling interest	(2,353)	1,693	—		(660)
Less net loss attributable to VIE subordinated noteholders	(20,041)	—	—		(20,041)
Net income available to common stockholders:	$2,368	$9,762	$4,507		$16,637
Less: Discontinued operations, net					(42)
Income from continuing operations before nonrecurring expenses directly attributable to the transaction					$16,679

Earnings per share:
Basic, continuing operations, net	$0.18	$0.50			$1.29
Basic, continuing operations before nonrecurring charges directly attributable to the transaction, net					1.29
Diluted, continuing operations, net	0.18	0.48			1.29
Diluted, continuing operations before nonrecurring charges directly attributable to the transaction, net	—	—			1.29
Weighted average number of common shares:
Basic	12,909,949	19,723,995	(19,723,995)	S	12,909,949
Diluted	12,909,949	20,528,052	(20,528,052)		12,909,949

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Income
For the Year ending December 31, 2013

	Historical				Pro Forma
(All Amounts in Thousands Except Share and Per Share Amounts)	Tiptree Financial Inc.	Fortegra Financial Corporation	Pro Forma Adjustments (Note 4)		Combined Tiptree Financial Inc.
Net realized (loss) gain on investments	$(833)	$2,043	$(2,646)	J	$(1,436)
Change in unrealized appreciation on investments	2,971	—	—		2,971
Income from investments in partially owned entities	3,250	—	—		3,250
Net realized and unrealized gains	5,388	2,043	—		7,431
Investment income:					—
Interest income	16,477	3,050	—		19,527
Separate account fees	22,248	—	—		22,248
Administrative service fees	49,489	172,427	(19,921)	K	201,995
Ceding commissions	—	32,824	—		32,824
Net earned premium	—	136,787	—		136,787
Rental revenue	5,760	—	—		5,760
Other income	1,545	736	—		2,281
Total investment income	95,519	345,824	—		441,343
Total net realized and unrealized gains and investment income	100,907	347,867	(22,567)		426,207

Expenses:
Interest expense	17,517	3,621	4,248	L	25,386
Payroll expense	35,552	39,487	(823)	M	74,216
Professional fees	8,555	—	—		8,555
Change in future policy benefits	4,710	—	—		4,710
Mortality expenses	10,476	—	—		10,476
Commission expense	2,344	154,606	(52,387)	O	104,563
Depreciation and amortization expenses	4,467	10,385	28,502	P	43,354
Member benefit claims	—	46,019	—		46,019
Net losses and loss adjustment expenses	—	41,567	—		41,567
Other expenses	15,456	34,715	(6,694)	Q	43,477
Total expenses	99,077	330,400	(27,154)		402,323
Net income before taxes and income attributable to consolidated CLOs from continuing operations	1,830	17,467	4,587		23,884
Results of consolidated CLOs:
Income attributable to consolidated CLOs	52,687	—	—		52,687
Expenses attributable to consolidated CLOs	48,268	—	—		48,268
Net Income attributable to consolidated CLOs	4,419	—	—		4,419
Income before taxes from continuing operations	6,249	17,467	4,587		28,303
Provision for income taxes	6,941	5,660	1,880	R	14,481
(Loss) income from continuing operations	(692)	11,807	2,707		13,822
Discontinued operations:					—
Gain on sale of discontinued operations, net	15,463	8,844	—		24,307
Income from discontinued operations, net	1,647	3,546	—		5,193
Discontinued operations, net	17,110	12,390	—		29,500
Net income	16,418	24,197	2,707		43,322
Less: net income attributable to non-controlling interest	25,617	1,482	—		27,099
Less: net loss attributable to VIE subordinated noteholders	(18,044)	—	—		(18,044)
Net income available to common stockholders	$8,845	$22,715	$2,707		$34,267
Less: Discontinued operations, net					29,500
Income from continuing operations before nonrecurring expenses directly attributable to the transaction					$4,767
Earnings per share:
Basic, continuing operations, net	$(0.81)	$0.53			$0.47
Basic, continuing operations before nonrecurring charges directly attributable to the transaction, net					0.47
Diluted, continuing operations, net	(0.81)	0.50			0.47
Diluted, discontinued operations before nonrecurring charges directly attributable to the transaction, net					0.47
Weighted average number of common shares:
Basic	10,250,438	19,477,802	(19,477,802)	S	10,250,438
Diluted	10,250,438	20,482,652	(20,482,652)		10,250,438
See accompanying notes to unaudited pro forma combined financial statements.

Notes to the Unaudited Pro Forma Combined Financial Statements
Note 1 – Description of Transaction
On December 4, 2014, the merger of Caroline Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Tiptree Operating Company, LLC, a Delaware limited liability company (“Parent”), with and into Fortegra Financial Corporation, a Delaware corporation (“Fortegra”) (the “Acquisition”), was consummated in accordance with the Agreement and Plan of Merger, dated as of August 11, 2014, by and among Parent, Caroline Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Holdings”), Merger Sub and Fortegra (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of Fortegra common stock, par value $0.01 per share (the “Fortegra Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Fortegra Common Stock owned by (i) Parent, Holdings, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, (ii) Fortegra or (iii) stockholders who have properly exercised and perfected appraisal rights under Delaware law) was converted automatically into and entitled the holder thereof to receive $10.00 in cash (the “Merger Consideration”), without interest. The source of funds for such cash payment was Parent’s cash on hand and borrowings of $120 million under a secured credit agreement (the “Credit Agreement”) among Fortegra and its 100% owned subsidiary LOTS Intermediate Co., as borrowers, the initial lenders named therein and Wells Fargo Bank, National Association, as administrative agent, swingline lender, and issuing lender. The amount borrowed under the Credit Agreement consisted of $70 million under a revolving facility and $50 million under a term loan facility (the “Facilities”). Tiptree Financial Inc. ("Tiptree"), Parent and their other business units do not have any obligations under the Facilities, directly or as guarantors, and the Facilities are not secured by their respective property or assets. Upon the closing of the Acquisition, Fortegra became an indirect wholly-owned subsidiary of Parent and the Fortegra Common Stock, which traded under the symbol “FRF”, ceased trading on, and is being delisted from, the New York Stock Exchange.

The transaction is being treated as a stock purchase for tax purposes and any goodwill and identified intangible assets recorded by Tiptree in connection with the transaction will not be deductible for tax purposes. For tax purposes Fortegra's assets will reflect their historical adjusted tax basis.

Note 2 – Basis of Presentation
The unaudited pro forma combined financial information were prepared using the acquisition method of accounting under generally accepted accounting principles in the United States ("U.S. GAAP") and are based on the Tiptree audited consolidated financial statements and the audited financial statements of Fortegra for the fiscal year ended December 31, 2013 and the unaudited financial statements for the interim period ended September 30, 2014.
The unaudited pro forma combined balance sheet as of September 30, 2014 gives effect to the Acquisition as if it had occurred on September 30, 2014.
The unaudited pro forma combined statement of income for both the nine month period ended September 30, 2014 and fiscal year ended December 31, 2013 give effect to the Acquisition as if it had occurred January 1, 2013, which is the first day of the earliest period presented.
Under the acquisition method of accounting, the total consideration transferred to consummate the Acquisition will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the closing date of the Acquisition. The principles of acquisition method of accounting require extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Fair value is defined under existing U.S. GAAP as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, we may be required to record assets that we do not intend to use or sell and/or to value assets at fair value measurements that do not reflect our intended use of those assets. Many of these fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. The valuations will be finalized as soon as practicable. Accordingly, the allocation of the consideration transferred in the Pro Forma Financial Statements is preliminary and may be adjusted upon completion of the final valuation of the assets acquired and liabilities assumed. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in adjustments to separately identifiable intangible assets and goodwill. Such adjustments could be material.

The pro forma adjustments described in Note 4 are based on management’s judgment, including estimates relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed of Fortegra based on preliminary estimates of fair value.
The unaudited pro forma combined financial statements are provided for illustrative purposes only and do not purport to represent what our actual consolidated results of operations or consolidated financial position would have been had the Acquisition occurred on the date assumed, nor are they necessarily indicative of our future consolidated results of operations or financial position. The unaudited pro forma combined financial statements do not reflect (i) any cost savings from potential operating efficiencies, or any other potential synergies; or (ii) any incremental costs which may be incurred in connection with integrating Fortegra.
The transaction fees for the Acquisition are expensed as incurred and are estimated to be approximately $8.9 million ($6.1 million expensed by Tiptree and $2.8 million expensed by Fortegra). The transaction fees that will be incurred after September 30, 2014 have not been included as an adjustment to the unaudited pro forma combined statement of income as they do not meet the criteria of having a continuing impact.

Note 3 – Preliminary Purchase Price Allocation
Total consideration for the acquisition of Fortegra was funded through Parent's cash on hand of $91.7 million and borrowings of $120.0 million. The purchase price of Fortegra was largely determined on the basis of management’s expectations of future earnings and cash flows, resulting in the recognition of goodwill. The preliminary purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of Fortegra as of the acquisition date. In addition, the allocation of the purchase price to intangible assets is based on preliminary fair value estimates and subject to the completion of management’s final analysis. Management’s preliminary allocation of the purchase price to the net assets acquired resulted in the recording of intangible assets. Accordingly, Tiptree recorded other intangibles consisting of $8.5 million in software with an estimated weighted average life of 5 years, $50.5 million for customer relationships with an estimated weighted average life of 8.2 years, value of business acquired of $36.5 million with an estimated weighted average life of 2.2 years and $6.0 million in trade names with an estimated weighted average life of 6.6 years. Other intangibles also include $13.0 million in insurance licenses, which are considered indefinite lived assets and are not amortized.
Because valuations of acquired assets and liabilities are still in process, information may become available within the measurement period which may or may not change these valuations and, accordingly, the purchase price allocation is subject to adjustment. The residual amount of the purchase price after preliminary allocation to net assets acquired and identifiable intangibles has been allocated to goodwill. The actual amounts recorded using acquisition date assets and liabilities may differ from the preliminary amounts presented as follows:

(Unaudited, in thousands)	Pro Forma
Fair value of consideration:
Cash	$91,740
Debt	120,000
Total consideration	211,740

Recognized amounts of identifiable assets acquired and liabilities assumed:
Net assets acquired (excluding intangible assets; property plant and equipment; and Goodwill)	551,325
Intangible assets	114,500
Property, plant and equipment	4,527
Liabilities assumed (excluding debt incurred as consideration)	(545,699)
Non-controlling interests	(6,355)
Total identified net assets	118,298
Goodwill	$93,442
Tiptree has determined that the acquisition of Fortegra did not result in any changes to tax bases of goodwill or other intangibles from prior acquisitions made by Fortegra.

Note 4 – Unaudited Pro Forma Adjustments
The following pro forma adjustments related to the Acquisition have been made to the unaudited pro forma combined balance sheet as of September 30, 2014 and the unaudited pro forma combined statements of income for the nine months ended September 30, 2014 and twelve months ended December 31, 2013:
Balance Sheet Adjustments

A.	Cash and cash equivalents
The downward adjustment to cash and cash equivalents reflects the utilization of approximately $92.0 million of cash on hand to fund the Acquisition.
B.    Deferred acquisition costs
Deferred acquisition costs were eliminated as there is no future economic value to the asset as the capitalized costs have already been paid and there is neither future value nor obligation related to acquiring the business.  For the insurance policies in force, the intangible asset (value of the business acquired) was valued at $36.5 million.

C.    Goodwill
The upward adjustment to goodwill represents the amount recognized from the preliminary purchase price allocation. Tiptree's goodwill is not amortized but is reviewed annually for impairment or more frequently if certain indicators arise.
D.    Other intangibles
Other intangibles represent the amounts recognized from the preliminary purchase price allocation. Other intangible assets are comprised of $8.5 million in software, $50.5 million in customer relationships, $36.5 million in value of business acquired and $6.0 million in trade names with lives detailed above. Other intangible assets also includes $13.0 million in insurance licenses, which are considered indefinite lived assets and are not amortized. See Note 3 above for the estimated preliminary purchase price allocation.
E.      Other assets
The downward adjustment to other assets relates to the valuing of certain internally developed or significantly modified software as an intangible asset through purchase accounting instead of as a capitalized asset under the historical book basis, partially offset by upward adjustments to fair value for certain personal property.

F.    Debt
The adjustment reflects $120.0 million in borrowings under the Credit Agreement to fund the Acquisition.
G.    Deferred revenue
The downward adjustment of deferred revenue represents the amount above the fair value of the liability needed to satisfy the assumed legal obligation to fulfill the delivery of our various goods or services.
H.    Deferred tax liability
The adjustment reflects the net deferred tax liability associated with the various balance sheet adjustments for which there would be no corresponding change in tax basis, at the approximate blended tax rates specific to the subsidiaries to which the balance sheet adjustments would be attributed.
I.    Stockholders' Equity
The adjustments represent the elimination of Fortegra's equity balances at September 30, 2014.
Income Statement Adjustments
J.    Net realized gain on investments
The adjustment to realized gains represents the revision of investment cost basis to market value as of the assumed acquisition date of January 1, 2013, affecting the calculation of realized gain or loss on subsequent sales of investments held as of the acquisition date.
K.    Administrative service fees
The decrease in administrative service fees of $6.5 million relates to the downward adjustment of deferred revenue from book value to fair value for the liability assumed on the January 1, 2013 acquisition date.  This reduction results in a decrease in revenue to be earned over the period.

L.    Interest expense
The adjustment reflects the interest expense attributable to the carrying of an additional $120.0 million on the Credit Agreement as of the acquisition date reduced quarterly by $1.25 million mandatory principal payments, using an estimated annual interest rate of 3.16%, plus $0.5 million of annual amortization of deferred loan origination costs. The credit agreement provides for variable interest; a 1/8th percentage point change in the interest rate would have resulted in an adjustment to pre-tax income of approximately $148,000 for the twelve months ended December 31, 2013, and an adjustment of approximately $107,000 for the nine months ended September 30, 2014.
M.    Payroll expense
The adjustment reflects the elimination of historically recognized Fortegra stock based compensation expense in the periods presented since all vested and unvested awards were converted to cash upon the Acquisition. Note that certain awards were unvested as of the acquisition date; related vesting expense recognized in the post-acquisition period in accordance with GAAP is a component of the $6.1 million in non-recurring transaction costs discussed in Note 2.
N.    Professional Fees
The adjustment reflects primarily professional legal fees directly attributable to the transaction occurred by Tiptree and Fortegra as of September 30, 2014.
O.    Commission expense
The decrease in commission expense is a direct result of the elimination of deferred acquisition costs assumed on the January 1, 2013 acquisition date.  This elimination results in no commission expense to be amortized into the income statement for the policies and memberships in effect as of the acquisition date.
P.    Depreciation and amortization expense
These adjustments comprise two components; amortization of intangibles and depreciation of capitalized assets. The incremental amortization expense was calculated using estimated weighted average lives of 5 years for the software intangibles, with an estimated value of $8.5 million, 8.2 years for the customer relationships, with an estimated value of $50.5 million, 2.2 years for the value of businesses acquired, with an estimated value of $36.5 million, and 6.6 years for trade names, with an estimated value of $6.0 million.
The amount allocated to identifiable assets and the estimated lives are based on preliminary fair value estimates under existing U.S. GAAP. The purchase price allocation for identifiable intangible assets is preliminary and was made only for the purpose of presenting the pro forma combined financial information.
Because valuations of acquired assets and liabilities are still in process, information may become available within the measurement period which may or may not change these valuations and, accordingly, the purchase price allocation is subject to adjustment. It is possible that the final valuation of identifiable intangible assets could be materially different from our estimates.
The increase in depreciation and amortization expenses was a direct result of the fair value applied to the intangible assets and personal property of Fortegra resulting in a higher value than there was in the historical book basis.  This increase in value resulted in a larger amount to amortize over the period.
Q.    Other expenses
The adjustment reflects the elimination of $1.5 million of changes in deferred premium taxes and deferred administrative costs, a direct result of the elimination of deferred costs assumed on the January 1, 2013 acquisition date, similar to the effect on commissions discussed in item N, above. The adjustment also reflects the elimination of $0.8 million of fees and stock based compensation to Fortegra’s directors, because these outside director positions were eliminated upon the acquisition, and stock based awards were fully resolved.
R.    Income taxes
The adjustment reflects the income tax effect of the pro forma adjustments to income using an effective tax rate of 41% for both the pro forma nine months ended September 30, 2014 and the twelve months ended December 31, 2013, based on Tiptree's historical applicable federal and state statutory tax rates. At this point, management has not yet determined the approximate federal and state statutory effective tax rate of the combined companies and believes 41% remains the current best estimate.
S.    Weighted average shares
Fortegra common stock was converted to the right to receive $10 in cash per share upon closing of the Acquisition.